Exhibit 16.1

February 10, 2018

Rebel Group, Inc

7500A Beach Road, Unit 12-313, The Plaza

Singapore 199591

Re: Letter of Resignation

We, Centurion ZD CPA Ltd (“CZD”), hereby tender our resignation as Rebel Group, Inc.’s (the “Company”) independent registered public accounting firm. The report of CZD on the Company’s financial statements for the years ended December 31, 2016 and December 31, 2015, did not contain an adverse opinion or disclaimer of opinion, and such report was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 2016 and December 31, 2015, there were no disagreements between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. No reportable event, as described in Item 304(a)(1)(v) of Regulation S-K, has occurred from the resignation of CZD.

Yours truly,

Centurion ZD CPA Ltd., Certified Public Accountants